Vf 3-12-04

80
3-22-04

UNITE
SECURITIES AND E)
Washingtc

04003787

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steve Tompson, President Willis Securities (212) 344-8888
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, XIAOYAN LI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIS SECURITIES, INC., as of DECEMBER 31ST, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Willis Securities, Inc.
(Formerly Willis Equities, Inc.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2003, Independent Auditors' Report and Supplemental Report on Internal Control

WILLIS SECURITIES, INC.

TABLE OF CONTENTS

( ) (p) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (34) (Not applicable.)

( ) (q) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission. (34) (Not applicable.)

WILLIS SECURITIES, INC. (Formerly Willis Equities, Inc.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church St.
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.

We have audited the accompanying balance sheets of Willis Securities, Inc. (formerly Willis Equities, Inc.) (a wholly owned subsidiary of Willis North America, Inc.) (the "Company") as of December 31, 2003 and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Willis Securities, Inc. as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

WILLIS SECURITIES, INC. (FORMERLY WILLIS EQUITIES, INC.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 2,496,920
Certificate of deposit	100,000
Commissions receivable	67,596
Prepaid expenses and other assets	7,442
TOTAL ASSETS	$ 2,671,958

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to the Parent	$ 1,102,867
Accounts payable, accrued expenses, and other liabilities	494,770
Total liabilities	1,597,637
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	219,000
Retained earnings	854,321
Total stockholder's equity	1,074,321
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,671,958

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC. (FORMERLY WILLIS EQUITIES, INC.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$3,174,537
Interest income	989
Total revenues	3,175,526
EXPENSES:	
Employee compensation and benefits	978,214
Regulatory and professional fees	43,283
Other operating expenses	587,720
Total expenses	1,609,217
INCOME BEFORE TAXES	1,566,309
PROVISION FOR INCOME TAXES	677,255
NET INCOME	$ 889,054

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC. (FORMERLY WILLIS EQUITIES, INC.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—JANUARY 1, 2003	$ 1,000	$ 219,000	$ (34,733)	$ 185,267
Net income	-	-	889,054	889,054
BALANCE—DECEMBER 31, 2003	$ 1,000	$ 219,000	$ 854,321	$ 1,074,321

The accompanying notes are an integral part of these financial statements.

WILLIS SECURITIES, INC. (FORMERLY WILLIS EQUITIES, INC.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 889,054
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(39,280)
Increase in payable to the Parent	734,930
Increase in accounts payable, accrued expenses, and other liabilities	327,950
Increase in prepaid expenses and other assets	(3,426)
Net cash provided by operating activities	1,909,228
Cash at beginning of the year	587,692
Cash at end of the year	$2,496,920
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—	
Income tax benefit received from Parent	$ 24,505

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Willis Securities, Inc. (formerly Willis Equities, Inc.) (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America, Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker/dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company refers its customers to another broker-dealer who carries such accounts on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The balance sheet represents the operating assets and liabilities of the Company. All revenues and expenses in the statements of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and record keeping services and allocates a percentage of these costs to the Company. Therefore, the Company's results of operations may not be representative of those if it had been operated as a stand-alone entity.

Revenue Recognition—Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares and are recorded based on the trade date of the related security transaction as reported by the clearing broker/dealer. The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

Income Taxes—The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments—At December 31, 2003, the Company has financial instruments including cash, commissions receivable, accounts payable, accrued expenses, and income taxes payable to Parent. The carrying value of these financial instruments approximates their estimated fair values because of the short maturity of these instruments.

3. INCOME TAXES

The provision for income taxes consists of the following at December 31, 2003:

Current:	
Federal	$479,422
State	197,833
	$ 677,255

The provision for income taxes differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes.

4. DUE TO PARENT-RELATED PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and record keeping services and allocates these costs to the Company. The Company recorded $517,207 of allocated management and administration expense for the year ended December 31, 2003. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2003, the Company owes the Parent $1,102,867 for those direct and indirect costs.

The Company's employees participate in the Willis North America Inc. Pension Plan, (the "Plan") a defined benefit pension plan. Employees became eligible for the defined benefit pension plan upon completion of one-year service and upon reaching age 21. No accrual has been recorded relating to this benefit plan in the accompanying financial statements as it is anticipated that the projected benefit will be principally funded by the Parent. Contributions to the Plan are included in the employee compensation and benefits allocation described above.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing business as a broker or dealer and 15 to 1 thereafter. The Company had $1,597,637 in aggregate indebtedness at December 31, 2003. At December 31, 2003, the Company had net capital of $481,840, which was $375,331 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 3.32 to 1.

* * * * * *

WILLIS EQUITIES, INC. (FORMERLY CBL EQUITIES, INC.)
(A Wholly Owned Subsidiary of Willis North America, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

Net capital—	
Total stockholder's equity	$ 1,074,321
Deductions:	
Non-allowable assets from statement of financial condition—	
Cash on deposit with Parent	(584,789)
Prepaid expenses and other assets	(7,442)
Haircuts on securities	(250)
Net capital	$ 481,840
Aggregate indebtedness—	
Total liabilities	$ 1,597,637
Computation of basic net capital requirement:	
Minimum net capital required	$ 106,509
Excess net capital	$ 375,331
Ratio of aggregate indebtedness to net capital	3.32 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003):	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 468,833
Add: Adjustment to commissions receivable	67,596
Less: Adjustment to income tax payable to the Parent	(14,720)
Less: Adjustment to administrative expense payable to the Parent	(37,369)
Less: Other audit adjustment	(2,500)
Net capital per above	$ 481,840

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church St.
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
www.deloitte.com

February 25, 2004

Willis Securities, Inc.
26 Century Boulevard
Nashville, TN

In planning and performing our audit of the financial statements of Willis Securities, Inc. (formerly Willis Equities, Inc.) (a Wholly Owned subsidiary of Willis North America, Inc.) (the "Company"), for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP